Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Advaxis, Inc. on Amendment No. 1 to Form S-4 (File No. 333-259065) of our report dated January 22, 2021, with respect to our audits of the financial statements of Advaxis, Inc. as of October 31, 2020 and 2019 and for each of the two years in the period ended October 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the financial statements refers to a change in the method of accounting for leases in 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective November 1, 2019 using the modified retrospective transition approach.

/s/ Marcum llp

Marcum llp

New York, NY
October 11, 2021